Filed by Qwest Communications International Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

On March 16, 2005, Qwest Communications International Inc. (“Qwest” or the “Company” or “we” or “us” or “our”) transmitted the following letter to the Board of Directors of MCI, Inc. (“MCI”).

Richard C. Notebaert Chairman & Chief Executive Officer Qwest Communications International Inc. 1801 California Street Denver, Colorado 80202 303 992 1410 303 296 4097 fax

March 16, 2005

The Board of Directors

MCI, Inc.

Attention: Chairman, Board of Directors

22001 Loudoun County Parkway

Ashburn, VA 20147

Dear Mr. Katzenbach:

As you know, on February 11, 2005, we proposed a stock and cash merger with MCI valued at $24.60 per MCI share.  We improved the terms of our proposal on February 24.   On March 15, we delivered to your legal counsel a merger agreement reflecting a revised structure.  Over the last two weeks, we obtained access to a certain amount of legal, financial and operational information on MCI.  With the benefit of this information we have reconfirmed our confidence in the unique value creation potential of a Qwest/MCI merger and we are pleased to present an improved proposal to acquire MCI.  This improved proposal is over 25% higher than Verizon’s offer, representing over $1.7 billion in additional value payable to MCI stockholders.  In addition, our proposal will deliver significant additional value to your stockholders from synergies of approximately $18 per MCI share.

The Qwest/MCI merger will create a company with:

•                  a world-class, state-of-the-art global network;

•                  an advanced product suite to exceed customer needs with accelerated expansion into next generation applications;

•                  a seasoned sales force;

•                  superior customer service; and

•                  a highly achievable synergy plan.

A Qwest/MCI combination will lead to fewer and less extensive divestiture demands from regulatory agencies and will avoid the industry concentration and public policy issues a Verizon/MCI merger presents.  In fact, MCI’s legal counsel has acknowledged that the Qwest/MCI transaction could close more quickly than a Verizon/MCI transaction, although they did not agree with us as to how much more quickly.

We believe the synergies of a combined Qwest/MCI are significant and achievable and should flow from:

•                  Elimination of duplicative facilities with improved scale yielding access/termination efficiencies;

•                  Reduction in overlapping staff functions for nationwide sales/operations, network administration and corporate;

•                  Avoidance of redundant spend on national networks;

•                  IT savings resulting from the elimination of duplicative operations systems spend; and

•                  Reduction in advertising spend, consolidation of real estate and improved revenue penetration.

A substantial number of MCI stockholders have recognized that the value of these significant synergies and your own forecasts of improved performance can only be realized by MCI stockholders in a meaningful way if they retain a substantial portion of the combined company as they will in a Qwest/MCI merger.  MCI stockholders will share appreciably in the value creation of a combined Qwest/MCI, but will have no meaningful share of Verizon after it merges MCI out of existence.

In the past two weeks, many MCI stockholders have clearly expressed their preference for the Qwest offer through words and action.  MCI stockholders have periodically traded its share price up to within 5% of our proposal and have thereby confirmed the value of our equity and validated our proposal as value creative and superior to the Verizon offer.  The fact that over $4.5 billion of MCI’s shares have traded above $20.75 since February 14th further indicates that MCI stockholders place superior value on our proposal.

In addition to the value, regulatory and synergy benefits to MCI stockholders of a Qwest/MCI combination, let me describe our improved proposal, which will be even more compelling to your stockholders.

Our revised proposal represents an aggregate value today of $26.00 per share to MCI stockholders consisting of $10.50 in cash and $15.50 in stock consideration to be delivered as follows: (i) $6.00 per share in cash to be paid by MCI in regularly scheduled quarterly dividends (including today’s dividend payment) and a payment upon MCI stockholder approval of the transaction, (ii) $4.50 per share in cash to be paid by Qwest at closing and (iii) $15.50 per share to be paid in Qwest stock at closing.  As you know, in a Qwest/MCI transaction MCI stockholders will be protected from a potential decline in Qwest’s share price prior to closing by means of a “collar.”  Qwest stock has not traded below the “collar” for the last four months, while the Verizon stock has traded below their offer price for over 66% of the trading days since January 18th.  Further economic details of our proposal are provided in the term sheet attached as Exhibit A.    The merger agreement reflecting this revised proposal and the terms of our merger would be subject to approval by Qwest’s Board of Directors.   Finally, as you know, we have delivered to and

discussed with your advisors final commitment letters for the financing required to consummate our merger and operate the combined company.

Under the agreement with Verizon you have the right to engage in negotiations with Qwest in light of our superior proposal.  We respectfully request that you take the steps necessary to enable MCI to execute a merger agreement with us as soon as possible.  Of course, time is of the essence.  Because the only change in our previous proposal is the significant increase in the value of our offer, we are hopeful that you can conclude your deliberations on our proposal quickly.  As each day passes, MCI stockholders are denied the ability to realize the benefits of the superior transaction we have proposed.  We trust that the MCI Board of Directors will recognize the desire of MCI stockholders to maximize stockholder value through a merger with Qwest and we request your response before the close of business on March 25, 2005.

Sincerely yours,

/s/ Richard C. Notebaert

Richard C. Notebaert

Chairman and Chief Executive Officer

Exhibit A

Economic Terms

Consideration:	Qwest common stock and cash to MCI stockholders
Value:

Offer Value:  $26.00 per share consideration to MCI stockholders

Offer consists of:

(i) $10.50 in cash;  and

(ii) $15.50 of Qwest common stock (“Stock Consideration”) based on an exchange ratio of 3.735 Qwest shares per MCI share, subject to the Value Protection Mechanism described in “Value Protection Mechanism Regarding Qwest Stock Component” below.

The value of the Stock Consideration is based on a Qwest stock price of $4.15.

In addition, please refer to “Example of Overall Potential Value to MCI Stockholders.”

Pro forma ownership split of approximately 40.0% MCI / 60.0% Qwest, subject to the Value Protection Mechanism.

Value Protection Mechanism Regarding Qwest Stock Component:

In the event that the average trading price for Qwest common stock during a period of 20 trading days prior to the closing of the transaction (the “Qwest Share Price”) does not equal $4.15 per share, then the exchange ratio shall be adjusted as follows:

•      If the Qwest Share Price is between and inclusive of $3.74 and $4.14, then the exchange ratio shall be adjusted upward to deliver value of $15.50 in Stock Consideration to MCI stockholders.  However, Qwest may at its option deliver all or a portion of this value protection in cash in lieu of common stock.

•      If the Qwest Share Price is between and inclusive of $4.16 and $4.57, then the exchange ratio shall be adjusted downward to deliver value of $15.50 in Stock Consideration, to MCI stockholders.

•      If the Qwest Share Price is below $3.74, then the exchange ratio shall be 4.144.  However, Qwest may at its option deliver all or a portion of this value protection in cash in lieu of Qwest common stock, provided that the exchange ratio will under no circumstances be less than 3.735.

•      If the Qwest Share Price is above $4.57, then the exchange ratio shall be 3.392.

As a result of this Value Protection Mechanism, the value of the Stock Consideration is protected against a decline of up to 10% in the stock price of Qwest.

Cash Consideration:

Approximately $6.00 of the $10.50 cash consideration will be paid in quarterly dividends and as a payment to be made as soon as practicable following MCI stockholder approval of the transaction.  The payment of the $6.00 will be reduced by the $0.40 per share cash dividend approved by the MCI Board of Directors on February 11, 2005 and paid on March 16, 2005 and by the amount of any dividends to be declared by MCI during the period from today to the consummation of the merger (subject to any limitations imposed by MCI debt covenants).

Specified Included Liabilities	The cash and stock consideration outlined herein will be subject to adjustment with respect to the specified included liabilities on substantially the same terms as provided in the Verizon agreement.
Example of Overall Potential Value to MCI Stockholders:

For clarity, given the above and assuming a December 31, 2005 closing, each MCI stockholder would receive between signing and closing:

•      Approximately $6.00 in quarterly dividends and a payment as soon as practicable following MCI shareholder approval of the transaction;

•      Approximately $4.50 in cash at closing; and

•      3.735 Qwest shares in Stock Consideration at closing subject to the Value Protection Mechanism.

•      Assuming MCI stockholders own 40% or more of the combined company, they would also likely realize approximately $18 per share of value from cost synergies — yielding a total value to MCI stockholders in a merger with Qwest in excess of $40 per share.

Qwest also released the following slides concerning its proposed acquisition of MCI.

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Additional Information

This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest’s proposed acquisition of MCI.  If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Qwest’s directors and executive officers is available in Qwest’s proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004.  Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney’s office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors emerging from bankruptcy court protection, consolidating with others or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

The information contained in this filing is a statement of Qwest’s present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest’s assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest’s assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts’ estimates and other information prepared by third parties for which Qwest assumes no responsibility.

Qwest undertakes no obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

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Forward Looking Statement Note

This presentation may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney’s office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors emerging from bankruptcy court protection, consolidating with others or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, Inc., whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

The information contained in this release is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this release should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This release may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

By including any information in this release, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material. The Qwest logo is a registered trademark of Qwest Communications International Inc. in the U.S. and certain other countries.

This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

Synergies are Highly Achievable, Significant

and Benefit From Combination of Like Assets

Network Optimization	$819m or 29%	Elimination of duplicative facilities, improved scale yields access/termination efficiencies
Staffing Reductions	$958m or 34%	Reduce overlapping staff functions for nationwide sales/operations, network admin, corporate
Capital Avoidance	$263m or 9%	Avoid or redirect redundant spend on national networks
IT Efficiencies	$132m or 5%	Deliver IT savings by eliminating duplicative operations systems spend, improving application cost
Other	$631m or 23%	Consolidate advertising, improve purchasing power, reduce real estate, increase revenue penetration
Total Annual Synergies	$2.8 Billion or $14.8B NPV	Accelerate utilization of NOLs Ramp by Year 3, Integration Costs of $1.4B

Network Optimization is a Unique Opportunity

[MAP]

$819M in Savings

Scale and Optimization

– $457M

– Loop-length shortened 45%

– 20% increase in DEOT

– Combined volumes result in improved utilization

Duplicate Network Facilities

– $362M

– 90% overlap in leased entrance facilities

– 100% overlap in network PoPs, colocations, transport hubs

– Eliminate redundant dial network

Greater Participation in the Upside

	Qwest	Verizon	Variance
Per Share Consideration
Stock	$15.50	$14.75	$0.75
Cash	$10.50	$6.00	$4.50
Total Consideration Per Share	$26.00	$20.75	$5.25
MCI Ownership Percentage	40.0%	4.6%	8.8x
Participation in Synergies
Estimated NPV of Synergies	$14,800	$7,000
% Participation	40.0%	4.6%
Estimated Synergies to MCI Shareowners	$5,923	$319	$5,605
Synergy Value Per share	$18.22	$0.98	$17.24
Total Estimated Value per Share	$44.22	$21.73	$22.49

Network Savings Summary

Telco / Facilities Cost Savings Summary	Gross Annual Savings ($M)
Switched Access per Minute Savings	$52.7
Fixed Switched Access Savings	$69.6
Average Loop Length Reduction Savings	$70.3
Groom Circuits to MCI Lit Buildings Savings	$19.0
Eliminate Redundant Entrance/Interoffice Facilities Savings	$141.0
Scale Effects on Special Access Savings	$105.0
International Access Savings	$140.0
Dial and IP Savings	$100.0
Real Estate Savings	$64.4
MCI 3rd Party Expense in Qwest Region Savings	$57.0
Subtotal Network Telco or Facilities Cost Savings	$819.0